

**VIA FACSIMILE AND U.S. MAIL**

July 24, 2009

Roy A. Rumbough
Chief Financial Officer
Lennox International, Inc.
2140 Lake Park Blvd.
Richardson, Texas 75080

>　　　**RE:** **Lennox International, Inc.**
>　　　　　**Form 10-K for Fiscal Year Ended December 31, 2008**
>　　　　　**Forms 10-Q for Fiscal Quarter Ended March 31, 2009**
>　　　　　**Definitive Proxy Statement filed April 17, 2009**
>　　　　　**File No. 1-15149**

Dear Mr. Rumbough:

We have reviewed your letter filed July 21, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 15 – Exhibits, Financial Statement Schedules, page 96

1. We note your response to comment 1 of our letter dated July 20, 2009. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2 and that Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission's confidential treatment process may result in a denial of an application.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Chambre Malone, Attorney, at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant